EXHIBIT 99.1

QuarterlyReport to Shareholders

TransCanada Reports Second Quarter Results,
Gulf Coast Project Construction to Begin This Summer

Calgary, Alberta – July 27, 2012 – TransCanada Corporation (TSX, NYSE: TRP) (TransCanada or the Company) today announced comparable earnings for second quarter 2012 of $300 million or $0.43 per share.  Excluding an after-tax charge of $22 million related to the Sundance A PPA arbitration decision received in July 2012, comparable earnings for second quarter 2012 were $322 million or $0.46 per share.  TransCanada’s Board of Directors also declared a quarterly dividend of $0.44 per common share for the quarter ending September 30, 2012, equivalent to $1.76 per common share on an annualized basis.

“TransCanada’s diverse, high-quality energy infrastructure assets performed well in the second quarter," said Russ Girling, TransCanada's president and chief executive officer.  "While historically high natural gas storage levels and low natural gas and power prices adversely affected certain aspects of our business, the majority of our assets continued to generate stable and predictable earnings and cash flow.  Looking forward, TransCanada is well positioned to grow earnings, cash flow and dividends as we progress our current capital program, secure attractive new opportunities and benefit from a recovery in natural gas and power prices.”

Over the next three years, TransCanada expects to complete $13 billion of projects that are currently in advanced stages of development.  They include the restart of two reactors at Bruce Power, the Gulf Coast Project, Keystone XL, the Tamazunchale extension, Canadian Solar and the ongoing expansion of the Alberta System.

TransCanada also continues to advance various other large scale initiatives that will help shape the North American energy marketplace.  They include the recently announced $4 billion Coastal GasLink Project that would move Canadian natural gas to Asian markets and various other initiatives in its three core businesses.  TransCanada expects each of these projects to generate significant, sustained earnings and cash flow and deliver superior returns to its shareholders.

Highlights
(All financial figures are unaudited and in Canadian dollars unless noted otherwise)
•	Second quarter financial results
o	Comparable earnings of $300 million or $0.43 per share
o	Net income attributable to common shares of $272 million or $0.39 per share
o	Comparable earnings before interest, taxes, depreciation and amortization (EBITDA) of $1.0 billion
o	Funds generated from operations of $729 million
•	Declared a quarterly dividend of $0.44 per common share for the quarter ending September 30
•	Selected to develop a proposed $4 billion pipeline that would transport natural gas to the recently announced LNG Canada liquefied natural gas export facility near Kitimat, British Columbia
•	Continued to advance several growth initiatives in the Oil Pipelines business
o	Received the necessary regulatory permits required for the Gulf Coast Project – construction expected to begin this summer
o
Filed a Presidential Permit application for the Keystone XL Pipeline from the U.S./Canada border to Steele City, Nebraska – the U.S. Department of State (DOS) indicated it expects to make a decision on the project by the first quarter 2013

o	Secured binding long-term commitments to support the development of the 2.6 million barrel Keystone Hardisty Terminal
•	Bruce Power returned Unit 3 to service after completing a planned outage that is expected to extend the operating life of the nuclear reactor until at least 2021

•	Canadian Mainline tolls hearing commenced June 4 – a decision is expected late 2012 or early 2013
•	Received a decision on the Sundance A PPA arbitration

Comparable earnings for second quarter 2012 were $300 million or $0.43 per share.  Excluding an after-tax charge of $22 million related to the Sundance A PPA arbitration decision received in July, comparable earnings for second quarter 2012 were $322 million or $0.46 per share compared to $355 million or $0.51 per share for the same period in 2011.  Incremental earnings from Keystone and other recently commissioned assets were more than offset by lower contributions from U.S. Power and certain natural gas pipelines including the Canadian Mainline, ANR and Great Lakes.

Net income attributable to common shares for second quarter 2012 was $272 million or $0.39 per share.   Excluding an after-tax charge of $37 million related to the Sundance A arbitration decision, net income attributable to common shares for the second quarter 2012 was $309 million or $0.44 per share compared to $353 million or $0.50 per share in second quarter 2011.

Notable recent developments in Oil Pipelines, Natural Gas Pipelines, Energy and Corporate include:

Oil Pipelines:

•
Gulf Coast Project:  During second quarter 2012, TransCanada continued to advance the US$2.3 billion Gulf Coast Project.  The 36-inch pipeline, which will extend from Cushing, Oklahoma to the U.S. Gulf Coast, is expected to have an initial capacity of up to 700,000 barrels per day (bbl/d) with an ultimate capacity of 830,000 bbl/d.  TransCanada expects to start construction this summer and place the Gulf Coast Project in service in mid to late 2013.  Included in the US$2.3 billion cost is US$300 million for the 76 kilometre (km) (47-mile) Houston Lateral pipeline that will transport crude oil to Houston refineries.  As of June 30, 2012, approximately US$900 million has been invested in the project.

•
Keystone XL:  In May 2012, TransCanada filed a Presidential Permit application (cross border permit) with the DOS for the Keystone XL Pipeline which will extend from the U.S./Canada border in Montana to Steele City, Nebraska.  TransCanada will supplement the application with an alternative route in Nebraska as soon as that route is selected.

The Company continues to work collaboratively with the Nebraska Department of Environmental Quality (NDEQ) to finalize an alternative route for the Keystone XL Pipeline that avoids the Nebraska Sandhills and has submitted alternative routing corridors and a preferred corridor to the NDEQ.  The NDEQ has conducted public open houses on the proposed routes and expects to complete its review in the coming months.

The over three year environmental review completed last summer for the Keystone XL Pipeline was the most comprehensive process ever for a cross border pipeline.  Based on that work, TransCanada expects its cross border permit should be processed expeditiously and a decision made once a new route in Nebraska is determined.  The DOS has indicated it expects to make a decision on the project by the first quarter of 2013.

Subject to regulatory approvals, TransCanada expects the Keystone XL Pipeline to be in service in late 2014 or early 2015.  The approximate cost of the 36-inch, 830,000 bbl/d line is US$5.3 billion.  As of June 30, 2012, US$1.5 billion has been invested in the project.

•
Keystone Hardisty Terminal:  In May 2012, TransCanada announced that it had secured binding long-term commitments exceeding 500,000 bbl/d for the Keystone Hardisty Terminal (Hardisty Terminal).  As a result of strong commercial support for the project, the Company will expand the proposed two million barrel project to a 2.6 million barrel terminal.  The Hardisty Terminal will provide new crude oil batch accumulation tankage and pipeline infrastructure for Western Canadian producers and access to the Keystone Pipeline System.  Subject to regulatory approvals, the Hardisty Terminal is expected to be operational in late 2014 and cost approximately $275 million.

Natural Gas Pipelines:

•
Coastal GasLink:  In June 2012, TransCanada announced that it had been selected by Shell Canada Limited (Shell) and its partners to design, build, own and operate the proposed Coastal GasLink project, an estimated $4 billion pipeline that would transport natural gas from the Montney gas- producing region near Dawson Creek, British Columbia to the recently announced LNG Canada liquefied natural gas export facility near Kitimat, British Columbia.  The LNG Canada project is a joint venture led by Shell, with partners Korea Gas Corporation, Mitsubishi Corporation and PetroChina Company Limited.  The approximate 700 km (420-mile) pipeline is expected to have an initial capacity of more than 1.7 billion cubic feet per day (bcf/d) and be placed into service toward the end of the decade.

•
Alberta System:  During the first half of 2012, TransCanada continued to expand its Alberta System by completing and placing into service 10 separate pipeline projects at a total cost of approximately $600 million.  This included the completion of the approximate $250 million Horn River project in May 2012 that extended the Alberta System into the Horn River shale play in British Columbia.

The National Energy Board (NEB) has approved additional Alberta System expansions of approximately $630 million, including the Leismer-Kettle River Crossover project, a 30-inch, 77 km (46-mile) pipeline that was approved in June 2012.  This project has an estimated cost of $162 million and is intended to provide increased capacity to meet demand in Northeast Alberta.  Approximately $340 million of additional projects are still awaiting NEB approval, including the Komie North project that would extend the Alberta System further into the Horn River area.

•
Canadian Mainline:  On June 4, 2012, a NEB hearing began to address TransCanada’s application to change the business structure and the terms and conditions of service for the Canadian Mainline, including addressing tolls for 2012 and 2013.  The hearing is expected to conclude at the end of September, with a decision expected in late 2012 or early 2013.

In May 2012, TransCanada received NEB approval to construct new pipeline facilities to provide Southern Ontario with additional natural gas supply from the Marcellus shale basin.  As a result of a number of compliance requirements associated with the approval, the current November 2012 in-service date may be delayed.

Energy:

•
Sundance A:  The binding arbitration hearing to address the Sundance A PPA force majeure and economic destruction claims concluded during the second quarter and a decision was received in July 2012.  The arbitration panel determined the PPA should not be terminated and ordered TransAlta to rebuild Units 1 and 2.  The panel also limited TransAlta’s force majeure claim from November 20, 2011 until such time the units can reasonably be returned to service.  According to the terms of the arbitration decision, TransAlta has an obligation under the PPA to exercise all reasonable efforts to mitigate or limit the effects of the force majeure.  TransAlta announced that it expects the units to be returned to service in the fall of 2013.

TransCanada had accrued $188 million of pre-tax income from the commencement of the outages in December 2010 to the end of March 2012 as it considered the outages to be an interruption of supply.  As a result of the decision, the Company is entitled to receive approximately $138 million of this amount.  The difference of $50 million has been recorded as a charge to second quarter earnings, of which $30 million related to amounts recorded in first quarter 2012 and is included in comparable earnings, and $20 million related to fourth quarter 2011 which is excluded from 2012 comparable earnings.

Going forward, until TransAlta returns the Sundance A units to service, TransCanada will not realize the generation or related revenues it would otherwise be entitled to under the PPA but will be relieved of the associated capacity payments.

•
Bruce Power:  In June 2012, Bruce Power returned Unit 3 to service after completing the approximate $300 million West Shift Plus planned outage which commenced in November 2011.  This investment is an important part of Bruce Power’s strategy to maximize the operating life of its reactors and is expected to allow Unit 3 to produce low-cost electricity until at least 2021.

In March 2012, Bruce Power received authorization from the Canadian Nuclear Safety Commission (CNSC) to restart Unit 2.  In May 2012, an incident occurred within the Unit 2 electrical generator on the non-nuclear side of the plant that delayed the synchronization of Unit 2 to the Ontario electrical grid.  As a result, Bruce Power has submitted a force majeure claim to the Ontario Power Authority (OPA) and if accepted, the price received for power generated from the operating units at Bruce A would not be impacted.  Work is currently underway to repair the Unit 2 electrical generator and Bruce Power expects commercial operations for Unit 2 to commence in fourth quarter 2012.

Commissioning work is continuing on Unit 1.  Bruce Power has received approval from the CNSC to remove the reactor shutdown guarantees and is proceeding with restarting the Unit 1 reactor.  Synchronization to the Ontario electrical grid is expected to occur during mid-third quarter 2012.

TransCanada’s share of the total net capital cost for the refurbishment project is expected to be approximately $2.4 billion.  Once the refurbishment is complete, Bruce Power will be capable of producing 6,200 megawatts (MW) of emission-free power.

•
Ravenswood:  In 2011, TransCanada and other parties jointly filed two formal complaints with the Federal Energy Regulatory Commission (FERC) regarding application of capacity pricing rules by the New York Independent System Operator.  In June 2012, the FERC addressed the first of the two complaints and indicated it will take steps to increase transparency and accountability with regard to future Mitigation Exemption Test decisions.  The outcome of the second and potentially more significant complaint is still pending.

•
Canadian Solar:  In 2011, TransCanada agreed to purchase nine Ontario solar projects from Canadian Solar Solutions Inc., with a combined capacity of 86 MW, for approximately $470 million.  Each project will be purchased once construction and acceptance testing have been completed and operations have begun under 20-year PPAs with the OPA under the Feed-In Tariff program in Ontario.  Construction on the first two solar projects has commenced and both projects are expected to be placed in service in late 2012.  TransCanada anticipates the remaining projects will be placed in service in 2013 or early 2014, subject to regulatory approvals.

Corporate:

•
The Board of Directors of TransCanada declared a quarterly dividend of $0.44 per share for the quarter ending September 30, 2012 on TransCanada’s outstanding common shares.  The quarterly amount is equivalent to $1.76 per common share on an annual basis.

•
As previously disclosed, TransCanada adopted U.S. generally accepted accounting principles (U.S. GAAP) effective January 1, 2012.  Accordingly, the 2012 financial information, along with comparative financial information for 2011, has been prepared in accordance with U.S. GAAP.

Teleconference – Audio and Slide Presentation:

TransCanada will hold a teleconference and webcast on Friday, July 27, 2012 to discuss its second quarter 2012 financial results.  Russ Girling, TransCanada president and chief executive officer and Don Marchand, executive vice-president and chief financial officer, along with other members of the TransCanada executive leadership team, will discuss the financial results and Company developments at 9:00 a.m. (MDT) / 11:00 a.m. (EDT).

Analysts, members of the media and other interested parties are invited to participate by calling 866.226.1793 or 416.340.2218 (Toronto area).  Please dial in 10 minutes prior to the start of the call. No pass code is required.  A live webcast of the teleconference will be available at www.transcanada.com.

A replay of the teleconference will be available two hours after the conclusion of the call until midnight (EDT) August 13, 2012. Please call 905.694.9451 or 800.408.3053 (North America only) and enter pass code 8130635.

The unaudited interim Consolidated Financial Statements and Management’s Discussion and Analysis (MD&A) are available on SEDAR at www.sedar.com, with the U.S. Securities and Exchange Commission on EDGAR at www.sec.gov/info/edgar.shtml and on the TransCanada website at www.transcanada.com.

With more than 60 years experience, TransCanada is a leader in the responsible development and reliable operation of North American energy infrastructure including natural gas and oil pipelines, power generation and gas storage facilities. TransCanada operates a network of natural gas pipelines that extends more than 68,500 kilometres (42,500 miles), tapping into virtually all major gas supply basins in North America. TransCanada is one of the continent's largest providers of gas storage and related services with approximately 380 billion cubic feet of storage capacity. A growing independent power producer, TransCanada owns or has interests in over 10,800 megawatts of power generation in Canada and the United States. TransCanada is developing one of North America's largest oil delivery systems. TransCanada's common shares trade on the Toronto and New York stock exchanges under the symbol TRP. For more information visit: www.transcanada.com or check us out on Twitter @TransCanada.

Forward Looking Information
This news release contains certain information that is forward-looking and is subject to important risks and uncertainties (such statements are usually accompanied by words such as “anticipate”, “expect”, “would”, “believe”, “may”, “will”, “plan”, “intend” or other similar words). Forward-looking statements in this document are intended to provide TransCanada security holders and potential investors with information regarding TransCanada and its subsidiaries, including management’s assessment of TransCanada’s and its subsidiaries’ future financial and operational plans and outlook.  All forward-looking statements reflect TransCanada’s beliefs and assumptions based on information available at the time the statements were made and as such are not guarantees of future performance.  Readers are cautioned not to place undue reliance on this forward-looking information, which is given as of the date it is expressed in this news release, and not to use future-oriented information or financial outlooks for anything other than their intended purpose. TransCanada undertakes no obligation to update or revise any forward-looking information except as required by law. For additional information on the assumptions made, and the risks and uncertainties which could cause actual results to differ from the anticipated results, refer to TransCanada’s MD&A dated February 15, 2012 under TransCanada’s profile on SEDAR at www.sedar.com and other reports filed by TransCanada with Canadian securities regulators and with the U.S. Securities and Exchange Commission.

Non-GAAP Measures
This news release contains references to non-GAAP measures that do not have any standardized meaning as prescribed by U.S. GAAP and may therefore not be comparable to similar measures used by other companies.  These non-GAAP measures are calculated on a consistent basis from period to period and are adjusted for specific items in each period, as applicable.  For more information on non-GAAP measures, refer to TransCanada’s Quarterly Report to Shareholders dated July 26, 2012.

TransCanada Media Enquiries:
Shawn Howard/Grady Semmens
403.920.7859 or 800.608.7859

TransCanada Investor & Analyst Enquiries:
David Moneta/Terry Hook/Lee Evans
403.920.7911 or 800.361.6522

Second Quarter 2012 Financial Highlights

Operating Results

	Three months ended		Six months ended
(unaudited)	June 30		June 30
(millions of dollars)	2012	2011	2012	2011

Revenues	1,806	1,797	3,717	3,665

Comparable EBITDA(1)	997	1,074	2,110	2,236

Net Income Attributable to Common Shares	272	353	624	764

Comparable Earnings(1)	300	355	663	778

Cash Flows
Funds generated from operations(1)	729	847	1,600	1,691
Decrease/(increase) in operating working capital	14	46	(155)	65
Net cash provided by operations	743	893	1,445	1,756

Capital Expenditures	397	487	861	1,088

Common Share Statistics

	Three months ended		Six months ended
	June 30		June 30
(unaudited)	2012	2011	2012	2011

Net Income per Common Share - Basic	$0.39	$0.50	$0.89	$1.09

Comparable Earnings per Common Share(1)	$0.43	$0.51	$0.94	$1.11

Dividends Declared per Common Share	$0.44	$0.42	$0.88	$0.84

Basic Common Shares Outstanding (millions)
Average for the period	704	702	704	700
End of period	704	703	704	703

(1)
Refer to the Non-GAAP Measures section in TransCanada's Quaraterly Report to Shareholders dated July 26, 2012 for further discussion of Comparable EBITDA, Comparable Earnings, Funds Generated from Operations and Comparable Earnings per Share.